Exhibit 99.1

To the shareholders of ADC Therapeutics SA

Invitation to the Annual General Meeting

Date and Time: Wednesday, June 14, 2023, at 4:00 a.m. EDT / 10:00 a.m. CEST

Location: Headquarters of ADC Therapeutics SA, Biopôle, Route de la Corniche 3B, 1066 Epalinges, Switzerland

Dear Shareholders,

It is my pleasure to update you on ADC Therapeutics’ achievements in 2022 and our strategic objectives for 2023. 2022 was a year of evolution for the Company as we strengthened our leadership team, continued to lay the foundation for ZYNLONTA® growth and bolstered our capital position.

Our new leadership team has hit the ground running. These industry veterans have the shared goal of maximizing the potential of our cutting-edge science and specialized capabilities in the field of antibody drug conjugates. Together, we aim to unlock the potential value of the Company for all of our stakeholders.

Our strategic objectives for 2023 are to optimize the ZYNLONTA opportunity, advance our pipeline and broaden our ADC platform and leadership.

Optimizing the ZYNLONTA Opportunity:

We believe ZYNLONTA has the potential to become the standard of care in third-line DLBCL. In order to accomplish this, our commercial team is focused on three key imperatives: driving awareness of ZYNLONTA’s differentiated product profile, educating physicians to optimize patient benefit and continuing to build advocacy with key thought leaders focusing on clear patient types.

We are proud that we have made significant progress in bringing ZYNLONTA to patients who can benefit worldwide. We entered into exclusive license agreements with Mitsubishi Tanabe Pharma Corporation to develop and commercialize ZYNLONTA in Japan and with Swedish Orphan Biovitrium (Sobi) in Europe and select international territories. In December, the European Commission and UK Medicines and Healthcare Products Regulatory Agency (MHRA) granted conditional approval for ZYNLONTA for the treatment of relapsed or refractory DLBCL. We are working closely with Sobi and expect them to begin launching in Europe in the second quarter of 2023 on a country-by-country basis.

While success in the third-line DLBCL setting is important, we believe the larger opportunity lies in combinations in earlier-line settings. ZYNLONTA is the only approved CD19-directed treatment option outside of CAR-T to have demonstrated single agent activity in DLBCL, and we aim for ZYNLONTA to become the combination agent of choice. We have two ongoing trials of ZYNLONTA in combination with rituximab: the Phase 3 confirmatory LOTIS-5 study in second-line DLBCL patients who are not eligible for stem cell transplant and the Phase 2 LOTIS-9 study in first-line DLBCL patients who are frail or unfit.

With ZYNLONTA’s single agent efficacy and manageable safety profile, we believe it has the potential to become the partner of choice for bispecifics across all lines of therapy. Consequently, we are driving combination trials and partnerships in addition to supporting investigator-initiated studies to assess the clinical benefit for patients. These combination trials include our LOTIS-7 study, evaluating ZYNLONTA with glofitamab and mosunetuzumab through a supply agreement with Roche. We also have a collaboration and clinical supply agreement with IGM Biosciences to evaluate ZYNLONTA in combination with imvotomab, a bispecific antibody.

We expect ZYNLONTA net product sales to grow by double-digit percentage points year-over-year and for the brand to achieve commercial brand profitability in 2023.

Advancing our Pipeline:

Looking beyond ZYNLONTA, our portfolio consists of several programs based on the same validated technology as ZYNLONTA. We are looking forward to multiple catalysts over the next 12-15 months, including initial Phase 1 data for two solid tumor programs: ADCT-901 targeting KAAG1, a novel first-in-class target and ADCT-601 targeting AXL, a validated target. We also expect initial Phase 1 data for ADCT-602 targeting CD22, a program in collaboration with MD Anderson. We are excited about our promising programs and are committed to prioritizing and executing strategic resource allocation to ensure the programs with the highest probability of success reach their full potential.

Broadening our ADC Platform and Leadership:

As pioneers and leaders in the field of ADCs, we are developing molecules which utilize next-generation technology to ensure we maintain our leadership. Using new antibody constructs and payloads, we are leveraging our expertise in the ADC field. We continue building our toolbox to advance differentiated next-generation assets.

Looking Ahead:

In terms of our financial position, our cash runway is expected to extend into mid-2025. We closed 2022 with $326 million in cash which does not include the $50 million milestone we received from Sobi upon approval of ZYNLONTA in Europe as well as the $75 million expected milestone from Health Care Royalty Partners upon the first commercial sale in Europe.

2023 will be a year of solid execution and intense focus. For ZYNLONTA, we have targeted initiatives to capture increasing share of the 3L+ DLBCL market and to advance our promising trials to explore ZYNLONTA in earlier lines of therapy and with multiple combination partners. We will continue to progress our pipeline with several data readouts expected over the next 12-15 months. We are exploring partnership opportunities to maximize the value of our assets, all while lowering operating expenses and taking a disciplined approach to capital allocation.

I am incredibly grateful for our committed employees, the physicians and patients with whom we partner and to our shareholders for their continued support. We look forward to updating you on our progress in 2023.

Best regards,

Ameet Mallik

Chief Executive Officer

Agenda and Proposals of the Board of Directors

1.	2022 Management Report, Annual Financial Statements and Consolidated Financial Statements, Auditors’ Reports

The Board of Directors proposes that the Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the financial year 2022 be approved, and that the Auditors’ Reports be acknowledged.

Explanation: Pursuant to Swiss law and our Articles of Association, the Annual General Meeting is responsible for deciding on the management report, the annual financial statements and the consolidated financial statements.

2.	Discharge of the members of the Board of Directors and the Executive Committee

The Board of Directors proposes that the members of the Board of Directors and the Executive Committee be discharged from liability for the financial year 2022.

Explanation: Pursuant to Swiss law and our Articles of Association, the Annual General Meeting is responsible for deciding on the discharge.

3.	Appropriation of 2022 Financial Results

The Board of Directors proposes that the loss of the Company be carried forward as follows:

Loss carried forward from the year 2021	CHF 840,826,806
Loss for the year 2022	CHF 128,137,052
Loss to be carried forward	CHF 968,963,858

Explanation: Pursuant to Swiss law and our Articles of Association, the Annual General Meeting is responsible for deciding on the appropriation of retained earnings or net loss. The Board of Directors proposes that the net loss for the year 2022 be carried forward.

4.	Re-election of the Chair; election and re-election of the Members of the Board of Directors

The Board of Directors proposes the re-election of Ron Squarer, Jean-Pierre Bizzari, Peter Hug, Ameet Mallik, Viviane Monges, Thomas Pfisterer, Tyrell Rivers, and Victor Sandor for a term of office until completion of the 2024 Annual General Meeting. In addition, the Board of Directors proposes to elect Robert Azelby as a new member of the Board of Directors for a term of office until completion of the 2024 Annual General Meeting.

a.	Re-election of Ron Squarer (as Chair and member of the Board)

b.	Re-election of Jean-Pierre Bizzari (as member of the Board)

c.	Re-election of Peter Hug (as member of the Board)

d.	Re-election of Ameet Mallik (as member of the Board)

e.	Re-election of Viviane Monges (as member of the Board)

f.	Re-election of Thomas Pfisterer (as member of the Board)

g.	Re-election of Tyrell Rivers (as member of the Board)

h.	Re-election of Victor Sandor (as member of the Board)

i.	Election of Robert Azelby (as member of the Board)

Explanation: The term of office for the Chair and all members of the Board of Directors expires at the end of the 2023 Annual General Meeting. Pursuant to Swiss law and our Articles of Association, the Annual General Meeting is responsible to elect the Chair and the members of the Board of Directors. The elections will be conducted on an individual basis.

Currently, the Board of Directors consists of 12 members. The Board of Directors is proposing to reduce the size of the Board of Directors to 9 members.

Biographical Information: Information on the professional background of the Chair and the other current members of the Board of Directors can be found in our 2022 Annual Report. The information on the professional background of Robert Azelby is set forth below:

Robert Azelby served as president and chief executive officer of Eliem Therapeutics, Inc., a publicly traded clinical stage neuroscience company focused on neuronal excitability disorders, from October 2020 to February 2023. Prior to that, Mr. Azelby served as the chief executive officer of Alder BioPharmaceuticals, Inc. from June 2018 until its acquisition by H. Lundbeck in 2019. From November 2015 to May 2018, Mr. Azelby served as executive vice president, chief commercial officer of Juno Therapeutics, Inc. Prior to that, Mr. Azelby served in various positions at Amgen Inc., including vice president and general manager, oncology, vice president, Amgen oncology sales, vice president, commercial effectiveness unit and general manager of Amgen Netherlands. Mr. Azelby currently serves on the board of directors of Clovis Oncology, Inc. and Chinook Therapeutics. He previously served on the board of directors of Eliem Therapeutics, Alder BioPharmaceuticals, Cascadian Therapeutics, Inc. and Immunomedics Inc. Mr. Azelby holds a B.A. in Economics and Religious Studies from the University of Virginia and an M.B.A. from Harvard Business School.

There are no family relationships between Robert Azelby or any of our directors or executive officers. There are no related-party transactions between us and Robert Azelby that would require disclosure under Item 7.B. of Form 20-F, other than customary indemnification arrangements applicable to all of our directors and compensatory arrangements that will be disclosed in our Annual Report for the year ended December 31, 2023.

Director Independence: The Board of Directors has determined that each of Robert Azelby, Jean-Pierre Bizzari, Peter Hug, Viviane Monges, Tyrell Rivers, and Victor Sandor meets the independence standards set forth in the Section 303A.02 of the NYSE Listed Company Manual and, in the opinion of the Board of Directors, has no relationship with the Company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Vice Chair: The Board of Directors will appoint Peter Hug, subject to his re-election as a member of the Board of Directors, as vice-Chair of the Board for a term of office until completion of the 2024 Annual General Meeting and lead independent director.

Board Committees: The Board of Directors will appoint Robert Azelby, if elected, as a member of the Audit Committee. The Board of Directors has determined that Robert Azelby satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Robert Azelby is also candidate for election as a member of the Compensation Committee.

5.	Election and re-election of the members of the Compensation Committee

The Board of Directors proposes the re-election of Peter Hug as a member of the Compensation Committee, for a term of office until completion of the 2024 Annual General Meeting, subject to his re-election as a member of the Board of Directors. The Board of Directors further proposes the election of Victor Sandor and Robert Azelby as members of the Compensation Committee, each for a term of office until completion of the 2024 Annual General Meeting, subject to their (re-)election as members of the Board of Directors.

a.	Re-election of Peter Hug

b.	Election of Victor Sandor

c.	Election of Robert Azelby

Explanation: Pursuant to Swiss law and our Articles of Association, the Annual General Meeting is responsible for these elections. The elections will be conducted on an individual basis. If re-elected by shareholders, Peter Hug will be re-appointed chair of the Compensation Committee.

6.	Election of the Independent Proxy

The Board of Directors proposes to elect the notary firm PHC Notaires, in Lausanne, Switzerland, as Independent Proxy for a term of office until completion of the 2024 Annual General Meeting.

Explanation: Pursuant to Swiss law and our Articles of Association, the Annual General Meeting is responsible to elect the Independent Proxy on an annual basis. The Board of Directors proposes to elect the notary firm PHC Notaires as Independent Proxy. If elected, any notary public with PHC Notaires would be able to act as Independent Proxy.

7.	Re-election of the Statutory Auditor

The Board of Directors proposes to re-elect PricewaterhouseCoopers SA as the Company’s statutory auditor for the financial year 2023.

Explanation: Pursuant to Swiss law and our Articles of Association, the Annual General Meeting is responsible to elect the statutory auditor.

8.	Approval of the Compensation of the Board of Directors and the Executive Committee

a.	Approval of the maximum aggregate amount of compensation of the Board of Directors until completion of the 2024 Annual General Meeting

The Board of Directors proposes to approve a maximum aggregate amount of compensation for the members of the Board of Directors of USD 2,500,000 for the period from the 2023 Annual General Meeting to the 2024 Annual General Meeting.

Explanation: Pursuant to Swiss law and our Articles of Association, the Annual General Meeting is responsible to vote on the compensation of the Board of Directors. The compensation for the Board of Directors and its committees is comprised of cash board fees and equity awards in the Company’s long term equity incentive plan. Our Chair is paid both board fees and fees as an advisor to the Company, both of which are included in the maximum aggregate amount. Additional information on the compensation model for the Board of Directors may be found in the 2022 Compensation Report.

b.	Approval of the maximum aggregate amount of fixed compensation of the Executive Committee for 2024

The Board of Directors proposes to approve a maximum aggregate amount of fixed compensation for the members of the Executive Committee of USD 3,500,000 for the financial year 2024.

Explanation: Pursuant to Swiss law and our Articles of Association, the Annual General Meeting is responsible to vote on the fixed compensation of the Executive Committee. The fixed compensation for the Executive Committee, which currently comprises five members, including Ameet Mallik, our CEO, is comprised of annual salary, as well as social security and pension contributions, paid by the Company. Additional information on the compensation model for the Executive Committee may be found in the 2022 Compensation Report.

c.	Approval of the maximum aggregate amount of variable compensation of the Executive Committee for 2023

The Board of Directors proposes to approve a maximum aggregate amount of variable compensation for the members of the Executive Committee of USD 11,000,000 for the current financial year 2023.

Explanation: Pursuant to Swiss law and our Articles of Association, the Annual General Meeting is responsible to vote on the variable compensation of the Executive Committee. The variable compensation for the Executive Committee, which currently comprises five members (compared to twelve members as the basis calculation in 2022), including Ameet Mallik, our CEO, is comprised of annual cash bonus payments and participation in the Company’s long term equity incentive plan, including stock options and RSUs. The proposal assumes the Company pays the maximum target bonus which is 150% of target. The target ranges are between 50%-60% of base salary. Compared to the Annual General Meeting in 2022, the proposed maximum variable compensation per member of the Executive Committee (i.e. not considering its reduction in size from twelve to currently five members) is 43% lower. The Company’s compensation programs are designed to support a philosophy of pay for performance for the members of the Executive Committee while maintaining an overall level of compensation that is competitive with our peers and the biotech industry as a whole. Moreover, the Board of Directors plans to allocate a significant portion of the variable compensation to equity awards in order to help incentivize the Executive Committee members to create long-term value for the Company and strengthen the alignment of the interests of our Executive

Committee members with our shareholders. Additional information on the compensation model for the Executive Committee may be found in the 2022 Compensation Report.

9.	Capital Range

The Board of Directors proposes to replace the current Article 4a (Authorized Share Capital) of our Articles of Association by a new Article 4a (Capital Range). For the wording of the proposed Article 4a (Capital Range), please refer to the Appendix to this invitation to the Annual General Meeting.

Explanation: Shareholders of a Swiss corporation cannot give the board of directors blanket authorization to issue new shares. Rather, and in contrast to other jurisdictions, Swiss statutory law limits such authorization in volume (up to 50% of the share capital) and in time (currently up to 5 years).

The Board of Directors' current authorization to issue new shares, contained in Article 4a (Authorized Share Capital) of our Articles of Association, is set to expire on June 9, 2023. With the Swiss corporate law reform, effective January 1, 2023, the prior concept of authorized share capital, as reflected in the current Article 4a of the Articles of Association, has been replaced by the concept of a so-called capital range. We therefore propose the introduction of a capital range as replacement for the existing authorized share capital.

If the capital range in the proposed Article 4a (Capital Range) of the Articles of Association is approved, the authorization of the Board of Directors to issue new shares would be reinstated. Specifically, the Board of Directors would be allowed to increase the Company's share capital by up to 50% of the current share capital. The proposed capital range would also allow the Board of Directors to decrease the share capital to a level not lower than the current share capital, which is something that was not possible under the existing authorized share capital. The proposed capital range would expire five years after its adoption.

Shareholders of a Swiss corporation have a preemptive right to subscribe for new shares, which can, however, be excluded for reasons to be specified in the articles of association. Currently, the Company's authorized share capital authorizes the Board of Directors to exclude preemptive rights in certain instances specified in Article 4a of the Articles of Association. In the proposed amendments, we propose to maintain the authorization to exclude preemptive rights in the proposed capital range, along with minor wording alignments, particularly pursuant to the Swiss corporate law reform. In many instances, e.g., if the Company is to issue shares as consideration for assets or services, preemptive rights need to be excluded. In other instances, notably capital raises in U.S. markets, it would be impracticable to preserve preemptive rights.

The Board of Directors has determined that the proposed capital range would be essential to continue the Company's equity financing flexibility and would somewhat level the playing field compared to other companies whose home jurisdiction allows for more extensive authorizations to issue shares.

Approval of the proposed capital range requires the approval of two thirds of the shares represented at the Annual General Meeting.

10.	Amendment to the Articles of Association: Board Size

The Board of Directors proposes to amend Article 15 (Number of Directors) of our Articles of Association such as to reduce the maximum size of the Board of Directors from 12 to 9 members.

Explanation: Up until this Annual General Meeting, our Board of Directors has 12 members, and the current Articles of Association reflect that fact. The Board of Directors proposes in agenda item no. 4 to effectively reduce the size of the Board of Directors to 9 members. The Board of Directors proposes to reduce the maximum size of the Board of Directors set out in Article 15 of our Articles of Association to the same number.

Approval of the proposed amendment to the Articles of Association requires the approval of two thirds of the shares represented at the Annual General Meeting.

Epalinges, May 2, 2023

ADC Therapeutics SA

For the Board of Directors

/s/ Ron Squarer
Ron Squarer Chair of the Board of Directors

Organizational Information

1.	Annual Report

The Annual Report for the financial year 2022 (including the 2022 Management Report, the Annual Financial Statements, the Consolidated Financial Statements, the Compensation Report and the Auditors’ Reports) is available electronically to the shareholders as from the date of this 2023 Annual General Meeting notice (the Notice) on the Company’s website at https://ir.adctherapeutics.com/sec-filings/annual-reports-and-proxies/default.aspx. The Annual Report will be mailed upon request free of charge to any shareholder.

2.	Eligibility to Vote

Shareholders registered as shareholders with voting rights in the share register maintained by our transfer agent, Computershare Trust Company N.A. (Computershare), as of April 20, 2023, at 4:00 p.m. New York time (the Record Date), will be entitled to vote at the 2023 Annual General Meeting. Shareholders who sell their shares prior to the 2023 Annual General Meeting will not be able to vote. Shareholders who purchase shares between the Record Date and the conclusion of the 2023 Annual General Meeting will not be able to vote those shares at the 2023 Annual General Meeting.

Our Articles of Association provide that, if an individual or legal entity acquires shares and, as a result, directly or indirectly, has (alone or in concert with other parties) voting rights with respect to more than 15% of the share capital recorded in the Commercial Register, the shares exceeding the 15% limit shall be entered in the share register as shares without voting rights. If shares are being held by a nominee for third-party beneficiaries that control (alone or together with third parties) voting rights with respect to more than 15% of the share capital, the Board of Directors may cancel the registration of the shares with voting rights held by such nominee in excess of the 15% limit. Shareholders who held more than 15% prior to our initial public offering remain registered with voting rights for such shares.

These restrictions on registration or voting do not impact the trading of shares before, during or after the 2023 Annual General Meeting.

3.	2023 Annual General Meeting Notice and Voting Materials

Shareholders registered as shareholders with voting rights in the share register on the Record Date (Holders of Record) will receive this Notice directly from Computershare. The Notice will contain access information for the Computershare portal, by which Holders of Record may request a copy of this Notice and/or give voting instructions and authorization to the Independent Proxy, Mr. Gabriel Cottier, notary public, Lausanne, Switzerland, as well as information on voting by mail, and/or request an admission card.

Shareholders holding their shares on the Record Date through their broker or bank (Street Name Holders) are unknown to the Company or Computershare. Street Name Holders should be able to vote on the portal designated by their broker or bank. Street Name Holders will only be able to give instructions and authorization to the Independent Proxy via the portal designated by their broker or bank and should therefore contact their broker or bank or its designated agent about how to do so.

Shareholders may order a copy of this Notice, a proxy card and an admission card as indicated in the Notice. This Notice can also be accessed at www.envisionreports.com/ADCT.

4.	Proxy/Voting

Holders of Record

The Company recommends that Holders of Record give voting instructions and authorization to the Independent Proxy electronically through the Computershare portal with the individual shareholder number (QR Code). To do so, Holders of Record should follow the instructions given in the Notice.

Holders of Record may also give voting instructions and authorization to the Independent Proxy through Computershare by mail, using a proxy card. Holders of Record may order a copy of this Notice, a proxy card and an admission card as indicated in the Notice. Holders of Record who have ordered a proxy card and who would like to give voting instructions and authorization to the Independent Proxy should send their filled out and signed proxy card to Computershare at the following address:

Proxy Services
c/o Computershare Investor Services
PO Box 505008
Louisville, KY 40233-9814
United States of America

Electronic voting instructions and proxy cards must be received by Computershare no later than June 8, at 11:59 p.m. EDT / June 9 at 5:59 a.m. CEST. Once received by Computershare, voting instructions may not be changed by the shareholders. Should Computershare receive voting instructions from the same shareholder both electronically and in writing, only the electronic instructions will be taken into account.

Holders of Record may also attend the 2023 Annual General Meeting in person or arrange to be represented by another shareholder with the right to vote, in each case using the admission card or proxy card they may request via Computershare. To do so, Holders of Record should follow the instructions given in the Notice. The Company recommends that Holders of Record who plan to attend the 2023 Annual General Meeting nevertheless give voting instructions and authorization to the Independent Proxy as set out above.

Holders of Record who plan to attend the 2023 Annual General Meeting in person need to present their Notice or their admission card and a valid government-issued proof of identity at the Annual General Meeting venue. Such Holders of Record are urged to arrive at the Annual General Meeting venue no later than 10:00 a.m. CEST on Wednesday, June 14, 2023.

Street Name Holders

Street Name Holders who would like to give voting instructions and authorization to the Independent Proxy electronically should follow the instructions of their broker or bank or its designated agent and should use the portal designated by their broker or bank. Street Name Holders should observe the deadlines to submit voting instructions and authorizations that are set in the instructions of their broker or bank or its designated agent.

5.	Leaving the Annual General Meeting Early

To enable the Company to determine attendance correctly, any shareholder leaving the 2023 Annual General Meeting early or temporarily will be requested to present their proxy card upon exit.

Contact Address

ADC Therapeutics SA

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

Investor Relations:
Eugenia Shen Litz

Phone: +44 7879 627205
ir@adctherapeutics.com

www.adctherapeutics.com

Appendix to the Invitation to the Annual General Meeting (Agenda item 9)

The Board of Directors proposes the following amendments to Article 4a of the Articles of Association:

Current Article 4a	Proposed Amendments to Article 4a
Article 4a – Authorized Share Capital	Article 4a – ~~Authorized Share~~ Capital Range

(1) The Board of Directors shall be authorized to increase the share capital at any time, including in connection with an intended takeover, until June 9, 2023 by a maximum amount of CHF 2,460,268.08 by issuing a maximum of 30,753,351 fully paid in registered shares with a par value of CHF 0.08 each. Increases in partial amounts shall be permissible.

~~(1) The Board of Directors shall be authorized to increase the share capital at any time, including in connection with an intended takeover, until June 9, 2023 by a maximum amount of CHF 2,460,268.08 by issuing a maximum of 30,753,351 fully paid in registered shares with a par value of CHF 0.08 each. Increases in partial amounts shall be permissible.~~

(1) The Company has a capital range ranging from CHF 7,123,355.68 (lower limit) to CHF 10,685,033.52 (upper limit). The Board of Directors shall be authorized within the capital range to increase or reduce the share capital once or several times and in any amounts or to acquire or dispose of shares directly or indirectly, until June 14, 2028 or until an earlier expiry of the capital range. The capital increase or reduction may be effected by issuing up to 44,520,973 fully paid-in registered shares with a par value of CHF 0.08 each and cancelling up to 44,520,973 registered shares with a par value of CHF 0.08 each, as applicable, or by increasing or reducing the par value of the existing shares within the limits of the capital range or by simultaneous reduction and re-increase of the share capital.

(2) The subscription and acquisition of the new shares as well as any subsequent transfer of the shares shall be subject to the restrictions pursuant to Article 6 of these articles of association.	(2) ~~The~~ In the event of an issue of shares, the subscription and acquisition of the new shares as well as any subsequent transfer of the shares shall be subject to the restrictions pursuant to Article 6 of these articles of association.

(3) The Board of Directors shall determine the issue price, the type of contribution, the date of issue, the conditions for the exercise of pre-emptive rights and the beginning date for dividend entitlement. In this regard, the Board of Directors may issue new shares by means of a firm	(3) ~~The~~ In the event of a capital increase within the capital range, the Board of Directors shall, to the extent necessary, determine the issue price, the type of contribution, (including cash contributions, contributions in kind, set-off and conversion of reserves or of profit carried forward

underwriting through a financial institution, a syndicate of financial institutions or another third party and a subsequent offer of these shares to the existing shareholders or third parties (if the pre-emptive rights of the existing shareholders have been withdrawn or have not been duly exercised). The Board of Directors is entitled to permit, to restrict or to exclude the trading of pre-emptive rights. It may permit the expiration of pre-emptive rights that have not been exercised, or it may place such rights or shares as to which pre-emptive rights have been granted, but not exercised, at market conditions or may use them otherwise in the interest of the Company.	into share capital), the date of issue, the conditions for the exercise of pre-emptive rights and the beginning date for dividend entitlement. In this regard, the Board of Directors may issue new shares by means of a firm underwriting through a financial institution, a syndicate of financial institutions or another third party and a subsequent offer of these shares to the existing shareholders or third parties (if the pre-emptive rights of the existing shareholders have been withdrawn or have not been duly exercised). The Board of Directors is entitled to permit, to restrict or to exclude the trading of pre-emptive rights. It may permit the expiration of pre-emptive rights that have not been duly exercised, or it may place such rights or shares as to which pre-emptive rights have been granted, but not duly exercised, at market conditions or may use them otherwise in the interest of the Company.

(4) The Board of Directors is further authorized to withdraw or restrict pre-emptive rights of existing shareholders and to allocate such rights to third parties, the Company or any of its group companies:

(a) if the issue price of the new shares is determined by reference to the market price; or

(b) for raising capital in a fast and flexible manner, which would not be possible, or might only be possible with great difficulty or delays or at significantly less favorable conditions, without the exclusion of the pre-emptive rights of existing shareholders; or

(c) for the acquisition of companies, part(s) of companies or participations, for the acquisition of products, intellectual property or licenses by or for investment projects of the Company or any of its group companies, or for the financing or refinancing of any of such transactions through a placement of shares; or

(d) for purposes of broadening the shareholder constituency of the Company in certain geographic, financial or investor markets, for purposes of the participation of strategic partners, or in connection with the listing of new shares on domestic or foreign stock exchanges; or

(4) ~~The~~ In the event of an issue of shares, the Board of Directors is further authorized to withdraw or restrict pre-emptive rights of existing shareholders and to allocate such rights to third parties, the Company or any of its group companies:

(a) if the issue price of the new shares is determined by reference to the market price; or

(b) for raising equity capital in a fast and flexible manner, which would not be possible, or might only be possible with great difficulty or delays or at significantly less favorable conditions, without the exclusion of the pre-emptive rights of existing shareholders; or

(c) for the acquisition of companies, part(s) of companies or participations, for the acquisition of products, intellectual property or licenses by or for investment projects of the Company or any of its group companies, or for the financing or refinancing of any of such transactions through a placement of shares; or

(d) for purposes of broadening the shareholder constituency of the Company in certain geographic, financial or investor markets, for purposes of the participation of strategic partners including financial investors, or in connection with the listing of new shares on domestic or foreign stock exchanges; or

(e) for purposes of granting an over-allotment option (Greenshoe) or an option to subscribe for additional shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s); or

(f) for the participation of members of the Board of Directors, members of the executive management, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its group companies; or

(g) following a shareholder or a group of shareholders acting in concert having accumulated shareholdings in excess of 20% of the share capital registered in the commercial register without having submitted to all other shareholders a takeover offer recommended by the Board of Directors; or

(h) for the defense of an actual, threatened or potential takeover bid that the Board of Directors, upon consultation with an independent financial adviser retained by it, has not recommended or will not recommend to the shareholders to accept on the basis that the Board of Directors does not find such takeover bid to be financially fair to the shareholders or not to be in the Company's interest.

(e) for purposes of granting an over-allotment option (Greenshoe) or an option to subscribe for additional shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s); or

(f) for the participation of members of the Board of Directors, members of the executive management, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its group companies; or

(g) following a shareholder or a group of shareholders acting in concert having accumulated shareholdings in excess of 20% of the share capital registered in the commercial register without having submitted to all other shareholders a takeover offer recommended by the Board of Directors; or

(h) for the defense of an actual, threatened or potential takeover bid that the Board of Directors, upon consultation with an independent financial adviser retained by it, has not recommended or will not recommend to the shareholders to accept on the basis that the Board of Directors does not find such takeover bid to be financially fair to the shareholders or not to be in the Company's interest.

(5) After a change of the par value, new shares shall be issued within the capital range with the same par value as the existing shares.

(6) If the share capital increases as a result of an increase from conditional capital pursuant to Article 4b of these articles of association, the upper and lower limits of the capital range shall increase in an amount corresponding to such increase in the share capital.

(7) In the event of a reduction of the share capital within the capital range, the Board of Directors shall, to the extent necessary, determine the use of the reduction amount.

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